Exhibit 99.1

FOR IMMEDIATE RELEASE

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) 596/2014 (AS IT FORMS PART OF DOMESTIC LAW IN THE UK BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018).

Indivior Reaches Agreement with Direct Purchasers to Resolve Antitrust Multi-District Litigation; Provides Preliminary Q3 and YTD 2023 Results

Richmond, VA, October 23, 2023 - Indivior PLC (LSE/NASDAQ: INDV), a leading addiction treatment company, announced that its subsidiary, Indivior Inc. (the "Company"), has reached an agreement to resolve the claims brought by the direct purchasers (the "Claimants") in the In re Suboxone Antitrust Litigation multi-district litigation ("the MDL").

Indivior previously announced settlement agreements with two other groups of plaintiffs in the MDL, a class of End Payors (the "EPs") and various State Attorneys General (the "States"). The agreement with the direct purchasers will mark the conclusion of the MDL, once the settlements for the Claimants and EPs are approved by the United States District Court for the Eastern District of Pennsylvania (the "Court"). The trial, which was scheduled to begin on October 30, 2023, will be canceled.

As part of the Agreement with the Claimants, Indivior will pay $385 million and will take a charge of $228 million in the third quarter, which will be excluded from adjusted earnings. This charge represents the additional amount above the current remaining provision of $157 million for the Antitrust MDL, which reflects the previously announced settlement agreements with the States and End Payors. The Agreement will become final once approved by the Court. Payment of the $385 million is expected to be made in November 2023 and funded from Indivior's existing cash.

"We are pleased to achieve this settlement to conclude this legacy multi-district antitrust matter," said Indivior Chief Executive Officer Mark Crossley. "The resolution of this litigation, which was filed over a decade ago, provides greater certainty for all Indivior stakeholders and allows us to continue focusing on our important work for patients suffering from opioid use disorder and mental health illnesses around the world."

Indivior expects that Court approval of the Agreement will remove the previously disclosed material uncertainty related to Indivior's going concern basis of accounting.

Preliminary Q3 and YTD 2023 Results:

Based on management's current view, the below preliminary unaudited results are expected:

$-in millions	Q3 2023	YTD 2023
Net revenue	$268m to $273m (+17% vs. Q3 2022 at the mid-point)	$797m to $802m (+21% vs. Q3 YTD 2022 at the mid-point)
SUBLOCADE net revenue	$165m to $170m (+55% vs. Q3 2022 at the mid-point)	$452m to $457 (+57% vs. Q3 YTD 2022 at the mid-point)
Reported operating profit	($178m) to ($188m)	($60m) to ($70m)
Adjusted operating profit	$55m to $65m (+3% vs. Q3 2022 at the mid-point)	$197m to $207m (+17% vs. Q3 YTD 2022 at the mid-point)

Indivior will report Q3 and YTD 2023 results on November 9th.

Important Cautionary Note Regarding Forward-Looking Statements

This news release contains certain statements that are forward-looking. Forward-looking statements include, among other things, statements regarding expected court approval of the settlement, expectations that Indivior will be able to remove the material uncertainty following Court approval, the expected timing of settlement payments, that Indivior has sufficient liquidity to continue to invest in the business and the pipeline and that Indivior has the financial flexibility to meet its other stakeholder obligations; and other statements containing the words "believe", "anticipate", "plan", "expect", "intend", "estimate", "forecast," "strategy," "target," "guidance," "outlook," "potential", "project", "priority," "may", "will", "should", "would", "could", "can", "outlook," "guidance", the negatives thereof, and variations thereon and similar expressions. By their nature, forward-looking statements involve risks and uncertainties as they relate to events or circumstances that may or may not occur in the future.

Actual results may differ materially from those expressed or implied in such statements because they relate to future events. Various factors may cause differences between Indivior's expectations and actual results, including, among others, the material risks described in the most recent Indivior PLC Annual Report and in subsequent releases; whether the Court approves the Agreement; events that may occur or facts of which the Company becomes aware subsequent to the date of this news release which affect the current accounting period; the potential removal of the previously disclosed material uncertainty related to Indivior's going concern basis of accounting; timing of payment of the $385 million settlement with the direct purchasers; Indivior's belief that it has sufficient liquidity and future cash generation to continue investing in its business and pipeline for long-term growth, and to maintain financial capacity to meet its other stakeholder obligations; the substantial litigation and ongoing investigations to which we are or may become a party; our reliance on third parties to manufacture commercial supplies of most of our products, conduct our clinical trials and at times to collaborate on products in our pipeline; our ability to comply with legal and regulatory settlements, healthcare laws and regulations, requirements imposed by regulatory agencies and payment and reporting obligations under government pricing programs; risks related to the manufacture and distribution of our products, some of which are controlled substances; market acceptance of our products as well as our ability to commercialize our products and compete with other market participants; the uncertainties related to the development of new products, including through acquisitions, and the related regulatory approval process; our dependence on a small number of significant customers; our ability to retain key personnel or attract new personnel; our dependence on third-party payors for the reimbursement of our products and the increasing focus on pricing and competition in our industry; unintended side effects caused by the clinical study or commercial use of our products; our use of hazardous materials in our manufacturing facilities; our import, manufacturing and distribution of controlled substances; our ability to successfully execute acquisitions, partnerships, joint ventures, dispositions or other strategic acquisitions; our ability to protect our intellectual property rights and the substantial cost of litigation or other proceedings related to intellectual property rights; the risks related to product liability claims or product recalls; the significant amount of laws and regulations that we are subject to, including due to the international nature of our business; macroeconomic trends and other global developments such as the COVID-19 pandemic; the terms of our debt instruments, changes in our credit ratings and our ability to service our indebtedness and other obligations as they come due; changes in applicable tax rate or tax rules, regulations or interpretations; and our ability to realize our deferred tax assets.

Forward-looking statements speak only as of the date that they are made and should be regarded solely as our current plans, estimates and beliefs. Except as required by law, we do not undertake and specifically decline any obligation to update, republish or revise forward-looking statements to reflect future events or circumstances or to reflect the occurrences of unanticipated events.

About Indivior
Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat addiction and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of substance use disorder (SUD). Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD, including alcohol use disorder and cannabis use disorder. Headquartered in the United States in Richmond, VA, Indivior employs more than 1,000 individuals globally and its portfolio of products is available in 39 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.

This release is being made by Kathryn Hudson, Company Secretary Indivior PLC.

Media Contacts:

US Media:
Cassie France-Kelly
Vice President, Communications
Indivior PLC
Tel: 804-724-0327

UK Media:
Teneo
Tel: +44 207-353-4200

Investors and Analysts:

Jason Thompson
Vice President, Investor Relations
Indivior PLC
Tel: 804-402-7123

Tim Owens
Director, Investor Relations
Indivior PLC
Tel: 804-263-3978

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